Filed Pursuant to Rule 433
Registration Statement No. 333-228614

CAPPED LEVERAGED INDEX RETURN NOTES® (CAPPED LIRNs®)

Capped LIRNs® Linked to a Domestic Equity Index Basket
Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure
A domestic equity index basket comprised of the S&P 500® Index (Bloomberg symbol: "SPX") and the Russell 2000® Index (Bloomberg symbol: “RTY”) (each, a “Basket Component”). The S&P 500® Index will be given an initial weight of 60.00% and the Russell 2000® Index will be given an initial weight of 40.00%.

Payout Profile at Maturity
●           2-to-1 upside exposure to increases in the Market Measure, subject to a capped return of [21.00% to 25.00%]
●           1-to-1 downside exposure to decreases in the Market Measure beyond a 5.00% decline, with up to 95.00% of your principal at risk

Threshold Value	95.00% of the Starting Value of the Market Measure, to be determined on the pricing date
Capped Value	[$12.10 to $12.50] per unit (to be determined on the pricing date), representing a return of [21.00% to 25.00%] over the principal amount
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes and are willing to accept a capped return, take downside risk below a threshold and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/9631/000091412120001545/bn54955940-fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
●	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
●
Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●	Your investment return is limited to the return represented by the Capped Value and may be less than that of a comparable investment directly in the stocks included in the Basket Components.
●	Changes in the level of one Basket Component may be offset by changes in the level of the other Basket Component.
●	The initial estimated value of the notes on the pricing date will be less than their public offering price.
●	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
●
You will have no rights of a holder of the securities included in the Basket Components or of a holder with a short position directly in the Basket Components (or of the securities included in the Basket Components), and you will not be entitled to receive securities or dividends or other distributions by the issuers of the securities included in the Basket Components.

●	The notes are subject to risks associated with small-size capitalization companies.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The Bank of Nova Scotia (“BNS” has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS’s Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.50	-95.00%
-50.00%	$5.50	-45.00%
-20.00%	$8.50	-15.00%
-10.00%	$9.50	-5.00%
-5.00%	$10.00	0.00%
-3.00%	$10.00	0.00%
0.00%	$10.00	0.00%
2.00%	$10.40	4.00%
5.00%	$11.00	10.00%
10.00%	$12.00	20.00%
11.50%	$12.30(1)	23.00%
20.00%	$12.30	23.00%
30.00%	$12.30	23.00%
40.00%	$12.30	23.00%
50.00%	$12.30	23.00%
60.00%	$12.30	23.00%
(1) The hypothetical Redemption Amount per unit cannot exceed the hypothetical Capped Value.